Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

July 3, 2025

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Black Titan Corporation
Amendment No. 1 to Registration Statement on Form F-4
Filed June 23, 2025
File No. 333-287709

Attention: Becky Chow, Stephen Krikorian, Jeff Kauten and Jan Woo

Dear Members of Staff:

On behalf of Black Titan Corporation, formerly, BSKE Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated June 30, 2025 (the “Staff’s Letter”) regarding the Registration Statement on Form F-4 filed on June 23, 2025 (the “F-4”). Contemporaneously, we are filing an amendment to the Registration Statement on Form F-4/A2 via Edgar (the “Amendment”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amendment, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.s

Amendment No. 1 to Registration Statement on Form S-4

Pro Forma Voting Power and Implied Ownership Levels, page 30

1.	Please revise to include the 1,069,519 shares held by the PubCo Series A preferred stockholder as potential sources of dilution.

Response: The Company has revised the disclosure on page 30 of the Amendment to address the Staff’s comment.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission July 3, 2025 Page 2

General

2.	Please revise to consistently present the number of shares outstanding after the business combination with respect to the conversion of the 1,069,519 shares of Series A preferred stock. In this regard, we note your disclosure in certain instances assumes the conversion of the Series A preferred stock upon the closing of the business combination and in other instances assumes the conversion of the Series A preferred stock after the closing of the business combination.

Response: The Company has globally revised the Amendment to address the Staff’s comment.

Please call Tahra Wright at (212) 407-4122 or myself at (212) 407-4043 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Tahra Wright
Partner